Parabel Inc.
1901 S. Harbor City Blvd., Suite 600
Melbourne, FL 32901

September 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jay Ingram, Legal Branch Chief Division of Corporation Finance

Re:	Parabel Inc. Withdrawal of Registration Statement on Form S-1 Filed on August 11, 2010 and Amended on December 2, 2011 File No. 333-168742

Ladies and Gentlemen:

On behalf of Parabel Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-168742), as initially filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2010 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.

The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Anthony Tiarks

Anthony Tiarks
Chairman and Chief Executive Officer

cc:	Erin Jaskot
(U.S. Securities and Exchange Commission)